UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE Provides Additional Information on
Spin-Off of Call Center Business

Rio de Janeiro, February 17, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), today released additional information regarding the spin-off of its subsidiary CONTAX PARTICIPAÇÕES (Contax), which was approved on December 29, 2004. TNE announced that, in addition to preparations for the trading of its shares at the Bolsa de Valores de São Paulo (Bovespa), Contax is also preparing the necessary information to register the preferred shares with the United States Securities and Exchange Commission (SEC), in order to initiate an ADR Program.

Once the registration processes are completed in each country, Contax shares will be distributed to shareholders of TNE in Brazil and the Contax ADRs made available to holders of the TNE ADR. Contax shares will then start trade at the Bovespa and its ADRs will start trade in the over-the-counter market in the United States .

At a date closer to the conclusion of the aforementioned registration process, TNE and Contax will issue a new press release indicating: the date on which Contax shares will be transferred to TNE shareholders and ADR holders; the date such securities will start trading at the Bovespa and the U.S. market; as well as the effective "ex-dates" for TNE shares and ADRs.

For more information, please contact:

TNE – INVESTOR RELATIONS Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208 Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 Fax: 55 21 3131 1155	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416; Fax: 1-646-284-9494